SI 07008554 IMISSION
...ngton, D.C. 20549

RECEIVED
NOV 2 2007
185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65156

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tristone Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2020, 355 - 8th Avenue SW
(No. and Street)

Calgary AB T2P 1C9
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kehler 403-303-8653
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2700, 205-5th Avenue SW Calgary AB Canada T2P 4B9
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/8/08

OATH OR AFFIRMATION

I, Michael Kehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tristone Capital (USA) Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sworn before me at Calgary in the Province of Alberta, this 28th of November, 2007

Matthew R. Kraemer
Notary Public in and for the Province of Alberta.

KPMG

Financial Position
(Expressed in U.S. dollars)

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

September 30, 2007

KPMG LLP
Chartered Accountants
2700 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Tristone Capital (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of Tristone Capital (U.S.A.) Inc. as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tristone Capital (U.S.A.) Inc. as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
November 27, 2007

TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Financial Condition

September 30, 2007, with comparative figures for 2006
(Expressed in U.S. dollars)

	2007	2006
Assets		
Cash and cash equivalents	$ 3,061,859	$ 1,391,263
Restricted cash (note 2)	100,000	-
Receivable from broker dealers and clearing organizations (note 3)	540,530	3,490,511
Trade accounts receivable	113,938	-
Due from sister company (note 3)	-	23,184
Prepaid expenses	70,098	6,269
Income tax receivable	46,455	-
Fixed assets (note 6)	532,516	-
	$ 4,465,396	$ 4,911,227
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 1,606,099	$ 36,053
Due to customers (note 5)	353,611	3,490,511
Deferred lease inducement (note 9)	181,603	-
Income taxes payable	-	81,759
Due to sister companies	218,565	-
Due to parent company	2,802	-
	2,362,680	3,608,323
Stockholder's equity:		
Capital stock:		
Authorized:		
80,000 common shares, $0.01 par value		
20,000 preferred shares, $0.01 par value		
Issued and outstanding:		
27,100 common shares	4,765,001	765,001
Retained earnings	(2,662,285)	537,903
		1,302,904
	$ 4,465,396	$ 4,911,227

See accompanying notes to statement of financial condition.

Tristone Capital (U.S.A.) Inc. (the "Company or TCUSA") was incorporated November 26, 2001 in the state of Delaware of the United States under the name Tristone Capital Advisors (U.S.) Inc. and subsequently changed its name on October 1, 2002 to Tristone Capital (U.S.A) Inc. On September 3, 2002 the Company registered as a broker-dealer in the United States with the Securities and Exchange Commission and became a member of The Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers. On May 25, 2007, the Company changed its jurisdiction of incorporation from Delaware to Alberta. The Company is a wholly owned subsidiary of Tristone Capital Advisors Inc. (the "Parent"), a Canadian private corporation.

The Company earns commission income for securities trade execution for U.S. resident institutional clients from Canada and U.S. trading desks. This year, the Company started participating in corporate finance activities. The Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(i).

1. Significant accounting policies:

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade basis.

(c) Translation of foreign currency:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average exchange rates for the month during which the transaction occurred. Gains and losses resulting from foreign currency transactions are included in net income.

1. Significant accounting policies (continued):

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(e) Use of estimates:

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(f) Fair value of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(g) Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided at various rates designed to amortize the assets over their estimated useful lives. The depreciation rates are as follows:

Assets	Methods	Rate
Computer software	declining balance method	30%
Computer hardware	declining balance method	30%
Furniture and fixtures	declining balance method	30%
Leasehold improvements	straight line	term of lease

(Expressed in U.S. dollars)

2. Restricted cash:

Pershing LLC, the clearing broker, performs certain clearing activities for the Company, pursuant to a Fully Disclosed Clearing Agreement. As at September 30, 2007, the Company held a deposit of $100,000 with Pershing LLC as required by the agreement. Fees are paid to Pershing LLC based on trading activity subject to a minimum monthly charge of $25,000 per quarter.

3. Related party transactions:

Under trading services and management agreements, Tristone Capital Inc. ("TCI"), a company under common control, provides the Company with extensive management services which encompasses all of the Company's Canadian-based operating activities except for certain direct expenses including regulatory fees, audit fees and the cost of operations located in the United States. Commission revenue earned from securities transactions effected from the Canadian desk, net of direct trading expenses, are paid by TCI to the Company. Monthly fees are paid to TCI by the Company for management and administrative services related to the Canadian-based operating activities, as mutually agreed upon by both parties from time to time. TCI charged the Company $2,676,551 for management services and overhead expenses relating to the year ended September 30, 2007. The amount of management fee payable to TCI at September 30, 2007 was $171,959. Pursuant to an intercompany agreement with Tristone Capital Limited, a sister company incorporated under the laws of the United Kingdom, TCUSA executes trades in U.S. securities on behalf of TCL, and TCL may execute trades in U.K. securities on behalf of TCUSA. At September 30, 2007, TCUSA owes TCL $35,541 commission for trades referred to TCUSA by TCL. Pursuant to an intercompany agreement, a sister company, Tristone Capital, LLC ("TCLLC"), a limited liability company formed under the laws of Texas, pays certain overhead expenses on behalf of TCUSA. At September 30, 2007, TCUSA owes TCLLC $11,065 in this regard. Finally, pursuant to an intercompany agreement, TCUSA rents certain fixed assets from its Parent. At September 30, 2007 TCUSA owes its Parent $2,802 in this regard.

(Expressed in U.S. dollars)

4. Receivable from broker dealers and clearing organizations:

Amounts receivable from broker dealers and clearing organizations as of September 30, 2007, consist of the following:

	2007	2006
Securities failed to deliver	$ 353,611	$ 3,490,511
Due from Pershing	186,919	-
	$ 540,530	$ 3,490,511

5. Due to customers:

Amounts payable to customers as of September 30, 2007, consist of the following:

	2007	2006
Securities failed to deliver	$ 353,611	$ 3,490,511

6. Fixed assets:

	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 141,539	$ 16,423	$ 125,116
Computer software	30,238	3,595	26,643
Furniture and fixtures	195,897	10,378	185,519
Leasehold improvements	200,000	4,762	195,238
	$ 567,674	$ 35,158	$ 532,516

(Expressed in U.S. dollars)

7. Clearing agreement:

Pursuant to a brokerage services agreement between the Company and TCI, the Service Agent, all Canadian-based securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through the Service Agent. Pursuant to a fully disclosed clearing agreement between the Company and Pershing LLC, all U.S.-based securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Pershing LLC. The Company is not responsible for compliance with Section 40 of Regulation T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by Service Agent or Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts (see note 8)

8. Regulatory net capital requirement and other regulatory requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $1,334,940, which was $1,177,428 in excess of its required net capital of $157,512. The Company's ratio of aggregate indebtedness to net capital was to 1.77 to 1.

9. Deferred leasehold inducements:

Deferred lease inducement	$	186,032
Less: accumulated amortization		4,429
	$	181,603

END